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                                                                    EXHIBIT 99.1
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                       LETTERHEAD OF ANESTA APPEARS HERE

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   FOR IMMEDIATE RELEASE                          CONTACT:  Thomas B. King or
                                                            William C. Moeller
                                                            801 595 1405


                   ANESTA FILES AMENDMENT FOR ACTIQ(TM) NDA


   SALT LAKE CITY, UT -- May 5, 1998 -- Anesta Corp. (Nasdaq: NSTA) announced today that it has submitted its amendment to the New Drug Application (NDA) for Actiq (oral transmucosal fentanyl citrate). This amendment is in response to the not approvable action letter received from the U.S. Food and Drug Administration (FDA) on November 13, 1997. The amendment addresses all of the issues outlined in the FDA action letter. The Actiq NDA was originally submitted to the FDA in November 1996, requesting marketing clearance for use in the treatment of chronic pain, particularly breakthrough pain, in opioid-tolerant patients.

   The action letter from the FDA drew attention to issues relating to clinical results, data analysis, manufacturing information, and the Company's proposed risk management plan. The action letter followed a unanimous vote (19 - 0) from the FDA's Anesthetic and Life Support Drugs Advisory Committee on September 17, 1997, advising FDA that the benefits of Actiq for use in the intended patient population outweigh the product's risks to unintended populations, which was the only question the FDA had asked the advisory committee for its advice and vote.

   "Since we received the action letter, we have worked diligently with the FDA and outside experts to fully understand all of the issues surrounding the approvability of the Actiq NDA," said Thomas B. King, Anesta president and CEO. "We have met with the FDA on several occasions with our clinical experts, conducted telephone meetings, and exchanged significant amounts of data and information during the past 5 1/2 months, all in an effort to develop a full and complete response to the issues raised in the action letter. We believe our amendment is very comprehensive and addresses all of the issues contained in the action letter."

   Under current regulations, the FDA has up to 180 days to review the amendment. The NDA for Actiq is the first ever to include a breakthrough pain indication and, if approved, Actiq will be the first product specifically cleared for this indication.



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                                                                    EXHIBIT 99.1

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   Breakthrough pain is a flare of severe pain, which "breaks through" the medication that is being administered at regular intervals for persistent pain. Breakthrough pain is a component of chronic pain that is particularly difficult to treat due to its severity, rapid onset and frequent unpredictability. Approximately 50 percent of all cancer pain patients, more than 800,000 patients in the US alone, experience breakthrough pain, which is by definition severe and frequently has a significant impact on a patient's life.

   Anesta is a leader in oral transmucosal drug delivery. The company's first oral transmucosal product, Fentanyl Oralet(R), is cleared for marketing by the FDA for use in surgical premedication and for sedation/analgesia prior to diagnostic or therapeutic procedures in hospital settings. Actiq is intended to treat breakthrough pain in home, as well as institutional settings, and had completed an initial FDA review with the issuance of an unfavorable regulatory action letter in November 1997. Successful review of the Actiq NDA amendment by the FDA needs to be successfully completed before Actiq could be cleared for marketing. Other products in clinical development using Anesta's OT-system for drug delivery include OT-nicotine for smoking cessation and OT-etomidate for short-acting sedation in an outpatient setting.

   Further information is available on the Anesta homepage at http://www.anesta.com.
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   This news release contains forward looking statements that involve risk and uncertainties. Future events may differ materially from those discussed herein, due to a number of factors, including uncertainties related to clinical research results and regulatory approvals, as well as other factors which are more fully discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

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